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Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

June 3, 2011

Re:	Ally Financial Inc. Registration Statement on Form S-1 (the “Registration Statement”) File No. 333-173198

Mr. Christian N. Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Windsor:

Ally Financial Inc., a Delaware corporation (the “Company” or “Ally”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment No. 2”) and the prospectuses included therein (the prospectus relating to the common stock offering, the “Common Stock Prospectus” and the prospectus relating to the tangible units offering, the “Units Prospectus”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company dated May 27, 2011. The responses below have been provided by the Company and correspond to the captions and numbers of those comments (which are reproduced below in italic). For your convenience, copies of the Amendment No. 2 are enclosed and have been marked to show changes from the Amendment No. 1 to the Registration Statement filed on May 17, 2011. References to page numbers in our response are to page numbers in the Amendment No. 2. Capitalized terms defined in the Amendment No. 2 and used in this letter but not otherwise defined herein have the meanings assigned to them in the Amendment No. 2.

General

1.	We note that Treasury has agreed to convert the Series F-2 preferred stock into common stock and tangible equity units. If the agreement is set forth in a written document,

Mr. Christian N. Windsor	2	June 3, 2011

please file the agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Prior to launch of the offerings, the Company will file by amendment the form of conversion and exchange agreement, to be dated the date of pricing of the common stock and tangible equity units, and the Company has revised its disclosure on pages II-10 and II-16 of Part II to the Registration Statement accordingly.

2.	It appears that the purchase contracts may immediately convert into common stock upon issuance. Please provide us with your analysis regarding the exemption from registration that you intend to rely upon for the issuance of the common stock upon the settlement of the equity purchase contracts. Alternatively, please register a sufficient number of shares of common stock underlying the purchase contracts. Refer to Securities Act Sections, Compliance & Disclosure Interpretation 103.04 for guidance.

The Company has revised the cover of the Registration Statement to register the common stock issuable upon settlement of the purchase contracts.

3.	Revise the registration statement cover page to separately list both of the component securities that are part of the units.

The Company has revised the cover of the Registration Statement to list separately the stock purchase contracts and the amortizing notes that are components of the tangible equity units.

4.	Please provide us with your analysis supporting your conclusion that the agreement for the sale of GMAC’s resort financing assets in September 2010 was not a material agreement. Please provide us with a copy of the sale agreement and any partnership and/or management agreements.

In September 2010, the Company completed the sale of its resort finance portfolio, which was part of the Company’s commercial finance group and consisted of loans related to timeshare resorts throughout North America (the “Resort Finance Portfolio”). The Resort Finance Portfolio consisted of loans with an approximate net carrying value of $440 million. The sale price was approximately $512 million and Ally realized a gain on sale of approximately $69 million through a release of related allowance through the provision for loan losses.

The sale of the Resort Finance Portfolio was completed in September 2010. As of June 30, 2010, which was the date of the most recently available Ally financial statements upon completion of the sale, Ally’s total assets and total net finance receivables and loans were $177 billion and $90 billion, respectively. The net carrying value of the Resort Finance Portfolio represented only 0.27% and 0.53% of total assets and total net finance receivables and loans, respectively. Further, as of September 30, 2010, Ally’s total assets and total net finance receivables and loans were $173 billion and $97 billion, respectively. The net carrying value of the Resort Finance Portfolio represented only 0.27% and 0.49% of total assets and total net finance receivables and loans, respectively. Based on the fact that the Resort Finance Portfolio consisted of just a small fraction of Ally’s total assets and overall

Mr. Christian N. Windsor	3	June 3, 2011

loan portfolio as of both June 30 and September 30, 2010, it was determined that the sale agreement was not quantitatively significant to Ally.

From a qualitative perspective, this transaction did not include any other rights or obligations that were significant to Ally. Furthermore, the Company routinely sells loan portfolios and various other assets from time-to-time in the ordinary course of its business.

Based on the foregoing, Ally determined that the agreement related to the sale of the Resort Finance Portfolio was not a material agreement.

The Company is submitting supplementally the relevant purchase and sale agreement and transaction services agreement in response to the staff’s request.

The Offering, page 11

5.	Please revise this section to disclose whether the common stock to be outstanding after this offering includes shares of common stock that may be issued upon settlement of the purchase contracts.

The Company has revised its disclosure on page 11 of the Common Stock Prospectus.

Risk Factors, page 17

Our business and financial condition. . . , page 18

6.	We note your response to comment 14 in our letter dated April 27, 2011. Please revise your disclosure to discuss the affect on the timing and amount of cash flows that may result from actions required to be taken in response to the Order.

The Company has revised its disclosure on page 19 of the Common Stock Prospectus.

The profitability and financial condition of our operations . . . . page 23

7.	We note your response to comment 9 in our letter dated April 27, 2011. It is unclear based on your response whether you believe TD Bank’s acquisition of Chrysler Financial Corp. will result in greater competition from Chrysler Financial in the automotive financing market such that the acquisition presents a material risk for Ally. Accordingly, we reissue the comment. We note your agreement with Chrysler LLC.

The Company has revised its disclosure on page 26 of the Common Stock Prospectus.

Our earnings may decrease because of increases or decreases in interest rates, page 32

8.

We note your risk factor related to interest rate risk on pages 32-33. In your next amendment, please revise this Risk Factor to address the specific facts and circumstances surrounding the decline in the net interest spread from 1.59% for the three months ended March 31, 2010 to 0.82% for the three months ended March 31, 2011 and

Mr. Christian N. Windsor	4	June 3, 2011

the impact on total financing revenue and other income, and income from continuing operations before income taxes.

The Company has revised its disclosure on page 34 of the Common Stock Prospectus.

Management’s Discussion and Analysis, page 49

9.	We note your response to prior comment 15 in our letter dated April 27, 2011. We also note that in October 2010, Old Republic, a large national title insurer, stated that it would no longer write title insurance for homes acquired as a result of foreclosure action by Ally or its subsidiaries. We also note that other large mortgage lenders have entered into loss sharing agreements with title insurers to address liabilities that might arise in the event that a foreclosure seizure and resale was done improperly. Please provide us with an analysis of how liability for improper foreclosure transfers from Ally to the investors, citing the relevant portions of the trustee and servicing agreements and applicable law. Consider revising your Management’s Discussion to provide management’s view of your overall exposure to losses, or the speed at which you are able to make recoveries, as a result of foreclosure documentation issues and potential challenges by owners of properties that have been foreclosed upon. In particular, please evaluate management’s view of the extent that Ally has any potential liability as a result of successful court actions by borrowers, including when the home has been subsequently resold to other purchasers.

The Company has made no material use of Old Republic for title insurance. The title insurers that the Company does use continue to do business with the Company, and to date such title insurers have not required loss sharing agreements or similar arrangements. In addition, the Company does not sell many of the REO properties on which it forecloses—the investors for whom the Company services typically take those over and sell them themselves. The Company has not been informed of any material difficulties that those investors have in obtaining title insurance for properties on which the Company handled foreclosures. For properties on which the Company foreclosed, as the Company previously commented in its response letter dated May 17, 2011, the investor is typically the seller and title insurance coverage written at the time the property is sold would cover any claims related to the chain of title, including arising out of foreclosure, subject to typical title insurance exceptions. There is no mechanism within applicable contracts that ‘transfers’ risk from the Company to investors. If title were defective and the title insurance coverage did not protect the purchaser or lender, and a claim were filed against the investor/seller under its title warranties, the Company expects the investor would make a claim against the Company if the issue arose because of the Company’s errors in the foreclosure process. The Company has not experienced any such claims to date. However, the Company has expanded its disclosure on page 20 of the Common Stock Prospectus to address, among others, the risk related to foreclosure sales not being covered by title insurance.

Ally Bank, page 53

10.

We note your response to comment 12 in our letter dated April 27, 2011. The revised disclosure on pages 53-54 does not sufficiently seem to explain management’s expectation regarding Ally’s ability to continue a high-rate strategy in the event that overall interest rates increase, including the likely impact on profitability. Please revise

Mr. Christian N. Windsor	5	June 3, 2011

accordingly. In addition, we note the disclosure on page 54 that “Ally Bank does not aim to price at the top of the market or to drive deposit pricing across the industry.” Please reconcile this statement with the fact that Ally’s deposit products appear to offer interest rates that are among the highest in the nation according to information provided by various sources such as bankrate.com.

The Company respectfully submits that it is not pursuing a high-rate strategy. Please see the Company’s revised disclosure on page 55 of the Common Stock Prospectus.

Incentive Compensation Determination for the NEOs, page 223

11.	We note your response to comment 19 in our letter dated April 27, 2011. Please either quantify all performance objectives or confirm that none of the objectives is quantifiable. We also note the disclosure on page 224 indicating that some, but not all, of the performance objectives are disclosed. Please disclose all of the material performance objectives. To the extent you believe any of the performance objectives are not material, please provide us with an explanation why such objectives are not material.

The Company has revised the disclosure on pages 224-227 of the Common Stock Prospectus to clarify that performance objectives are not susceptible of further quantification. Further, the Company confirms that all performance objectives that were considered in determining incentive compensation have been described, and no performance objectives were excluded from the disclosure based on a non-materiality determination.

Notes to Consolidated Financial Statements

Note 11. Securitizations and Variable Interest Entities

Other Variable Interest Entities

Other, F-148

12.	We note your response to comment 24 in our letter dated April 27, 2011, specifically where you state the Company has no authority over the activities of the Managing Member. Please tell us the extent to which current or former Ally employees are employed as senior management of the Managing Member and address the following:

•	discuss the management position(s) held (at the Managing Member) and discuss the responsibilities in that role;

•	discuss any current affiliations or relationships with ALLY (employment status, consultant, board affiliations, etc.); and

•	tell us if you considered this affiliation or relationship in your assessment of whether you had the power to direct the activities of the VIE.

In accordance with ASC 810, Consolidations, Ally assessed consolidation of the SPE based upon which entity holds what is described as a “controlling financial interest”. In particular, a company is deemed to have a controlling financial interest in a VIE if it holds variable interests with both of the following characteristics:

Mr. Christian N. Windsor	6	June 3, 2011

a. the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance, and

b. the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The economic performance of this entity is most significantly impacted by the performance of the underlying resort receivables held in the SPE. The main risk inherent in this structure is in the form of credit risk on the underlying receivables and the activity that most significantly impacts the performance of the underlying assets is the management of this credit default risk. The SPE has a designated Manager who is responsible for servicing, collecting, enforcing, and administering the portfolio held by the SPE. The Manager of the SPE is responsible for managing credit risk through various strategies, including but not limited to, restructuring the underlying debt, putting new credit lines in place, selling the portfolios or specific loans in the portfolios, bringing in new partners to manage certain properties, restructuring and investing for higher returns, charging off accounts and/or foreclosing upon and liquidating properties. Through these activities, the Manager is responsible for maximizing collections and minimizing the credit risk on the issued notes.

Ally has no authority over the activities of the Manager. Thus, when any challenges arise with the portfolio, the Company will not have the ability to influence resolution. Note also that Ally holds no voting rights or board representation in the SPE. Centerbridge (an unrelated third party) holds all voting rights associated with one hundred percent ownership of the preferred and common stock in the SPE.

Centerbridge created an asset management company, Lantern Asset Management, which manages Resort Finance Portfolio and also provides Centerbridge with the origination, underwriting, acquisition, and servicing of other commercial real estate assets and investments. Lantern Asset Management employs three former Ally employees in manager level roles (though the majority of key professionals at Lantern Asset Management are not former employees of Ally). The activities performed by these individuals include work-out and asset management, restructuring some loans and foreclosing some assets. However, regardless of their past affiliation with Ally, these individuals are in no way directed or controlled by Ally. They provide no consultation services to Ally, have no board representation at Ally, are not paid by Ally, and have no other affiliation with Ally.

Ally does hold variable interests in the SPV and thus meets ASC 810 criterion (b) above. However, given that the Company is not deemed to hold power over the entity, the Company is not the primary beneficiary and, therefore, is not required to consolidate the entity.

13.	We note your response to comment 24 in our letter dated April 27, 2011. Considering the business activities of the SPE are solely related to the Portfolio (i.e. acquiring, developing, owning, holding, selling and otherwise managing the Resort Finance Portfolio), explain to us in greater detail how you reached the conclusion that this is not a limitation or a constraint on the SPE’s rights to pledge or exchange the transferred assets of the Portfolio; thus precluding you from sale accounting. Refer to ASC 860-10-40.

Mr. Christian N. Windsor	7	June 3, 2011

The SPE is structured as an LLC, organized solely for the purpose of acquiring, developing, owning, holding, selling and otherwise managing the Resort Finance Portfolio. The SPE does not own, nor is it allowed to own property other than those assets and also cannot engage in any other business prior to the pay off date of the Ally loan. Note that clarifying language has been added to the referenced sentence in the initial response letter. Thus, the SPE has the ability to acquire additional assets; however, there is a protection associated with the seller financing provided by Ally which precludes the SPE from acquiring new loans or making new investments except relative to the Resort Finance Portfolio. This is a standard creditor protection serving only to guard against abuses by the Manager and will terminate once the associated seller financing is repaid. That is, once the debt is repaid, this covenant will no longer be effective. Thus, the SPE is allowed to freely originate and acquire additional assets outside of the Resort Finance Portfolio that was previously acquired from Ally upon repayment of the related debt.

As is detailed in the response to Comment #12, above, the Manager determines the best course to maximize the profitability of the assets held by the SPE. This may include restructuring the underlying debt, putting new credit lines in place, selling the portfolios or specific loans in the portfolios, bringing in new partners to manage certain properties, restructuring and investing for higher returns and/or foreclosing on the portfolios to produce greater cash flows and higher returns. These options are crucial to the Manager in maximizing profitability. Ally holds no participating rights over the determination of the appropriate course of action that would violate the requirements of ASC 860-10-40, Derecognition. However, Ally does hold certain limited protective rights to consent over sales in certain limited situations, including material sales exceeding a specified threshold and sales to affiliates of Centerbridge. In both cases, consent may not be unreasonably withheld and therefore such consent requirements are deemed protective and do not violate the requirements of ASC 860.

The SPE does have the ability to acquire and/or originate additional similar assets outside of those previously transferred by Ally upon repayment of the seller financing; however, the acquisition of additional portfolios and continued existence of the SPE is at the sole discretion of Centerbridge as equity owner. Ally has no control or influence over the ultimate fate of the SPE.

It is important to note that the SPE was created solely by Centerbridge. Ally was not involved in the structuring or creation of the SPE, is not a named party in the underlying LLC formation agreements, and holds no voting or board representation over the SPE. The structure of the SPE was entirely determined by Centerbridge as sole equity owner and holder of one hundred percent of the voting rights in the entity.

14.	In light of our comment above, explain to us what would happen if the SPE were to sell or exchange any or all of the assets within the Portfolio, for example, would the SPE cease to exist.

As noted in the Company’s response to Comment 13, the SPE does have the ability to acquire and/or originate additional assets outside of those previously purchased from Ally; therefore, even if the Resort Finance Portfolio is sold, the SPE may still continue to exist to the extent it manages any other acquired portfolios at such time.

Alternative Prospectus for the Tangible Units

Mr. Christian N. Windsor	8	June 3, 2011

Prospectus Cover Page — Tangible Equity Units

15.	We note your response to comment 4 in our letter dated April 27, 2011. Please confirm that you will disclose on the prospectus cover page relating to the tangible equity units the number of tangible equity units to be offered prior to first using the prospectus. Refer to Item 501(b)(2) of Regulation S-K.

The Company will revise the Units Prospectus to disclose the number of tangible equity units to be offered in the offering in a subsequent amendment prior to first using the Units Prospectus and will revise the remainder of the Units Prospectus accordingly.

Risk Factors, page A9

16.	Add a risk factor, or revise a current risk factor, to clarify that if Ally exercises its right to defer payments on the notes, holders may have only their purchase contracts redeemed in the event of a mandatory settlement.

The Company has revised its disclosure on page A-44 of the Units Prospectus to clarify that the Company is not prohibited from delivering shares of its common stock to holders of tangible equity units or separate purchase contracts following early settlement at their election or early mandatory settlement at the Company’s election, in either case, if, at the time of such settlement, an extension period is in effect as a result of the Company having elected to defer installment payments on the amortizing notes. Accordingly, the Company does not believe that an additional risk factor to address this point is necessary.

The Offering, page A-2

17.	Revise this section to provide a separate subheading to address Ally’s right to defer payments and to discuss the limitations on that right. Revise the cover page of the prospectus to address Ally’s right to defer installment payments.

The Company has revised its disclosure on the cover page and pages A-3 and A-7 of the Units Prospectus to address the Company’s right to defer installment payments on the amortizing notes.

Description of the Purchase Contracts. A-23

18.	Please describe the various factors considered in determining the settlement rate of the purchase contracts. Refer to Item 505(b) of Regulation S-K.

The Company has revised its disclosure on page A-24 of the Units Prospectus. In addition, the Company notes for the staff’s information that it is the convention in the market for securities like the units (e.g., mandatory convertible preferred stock and units that consist of post-paid forward contracts and debt securities) to set the threshold appreciation price at approximately 20% above the reference price. The variable that is set at pricing in response to investor demand for the tangible equity units will be the rate at which interest will accrue on the amortizing notes that are components of the tangible equity units.

Mr. Christian N. Windsor	9	June 3, 2011

Certain U.S. Federal Income Tax Considerations, A-52

19.	Please file a tax opinion relating to the tax matters identified in this section. Refer to Item 601(b)(8) of Regulation S-K. Alternatively, please provide us with your analysis supporting your conclusion that the tax consequences associated with the purchase of the units are not material to investors and therefore a tax opinion is not required under Item 601(b)(8) of Regulation S-K.

The Company has filed a tax opinion relating to the tax matters identified in “Certain U.S. Federal Income Tax Considerations” in the Units Prospectus as Exhibit 8 to the Registration Statement.

—         —         —

The Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the staff’s comment letter.

Please direct any comments on the foregoing to the undersigned at (212) 450-4224.

Very truly yours, /s/ Richard J. Sandler
Richard J. Sandler

cc w/enc:

Matt McNair

Hugh West

David Irving

    Division of Corporation Finance

    U.S. Securities and Exchange Commission

David J. DeBrunner

    Ally Financial Inc.

James J. Clark

Noah B. Newitz

Brian Kelleher

    Cahill Gordon & Reindel LLP